EXHIBIT 12.2

NEVADA POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

EARNINGS AS DEFINED:

Net Income	$181,586	$140,941	$134,284	$151,431	$165,694	$224,540	$132,734
Income Taxes	93,216	65,857	61,652	71,382	78,352	117,510	63,995
Fixed Charges	181,044	187,212	247,290	210,067	190,836	190,333	159,776
Capitalized Interest (allowance for borrowed funds used during construction)	(15,763)	(13,483)	(17,184)	(20,063)	(13,196)	(11,614)	(23,187)

Total	$440,083	$380,527	$426,042	$412,817	$421,686	$520,769	$333,318

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$181,044	$187,212	$247,290	$210,067	$190,836	$190,333	$159,776
Preference Security Dividend Requirements
Total	$181,044	$187,212	$247,290	$210,067	$190,836	$190,333	$159,776

RATIO OF EARNINGS TO FIXED CHARGES	2.43	2.03	1.72	1.97	2.21	2.74	2.09

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Earnings” represents net income adjusted for income taxes and fixed charges excluding capitalized interest.  “Fixed charges” represent the aggregate of interest charges on long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.